May 3, 2017

BY EDGAR

Mr. Joel Parker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0405

www.sec.gov

RE:	CVS Health Corporation

Form 10-K for the Fiscal Year Ended December 31, 2016

File No. 1-01011

Filed February 9, 2017

Request for extension to respond to Staff Comment Letter dated April 24, 2017

Dear Mr. Parker:

CVS Health Corporation (the “Company”) has received a comment letter dated April 24, 2017 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s annual report on form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”).

As discussed with the Staff on May 2, 2017, this letter confirms that the Staff has granted the Company’s request for an extension to on or before May 17, 2017 to respond to the Comment Letter relating to the Company’s Form 10-K.

If you have any questions or require additional information with respect to the above, please do not hesitate to contact me at (212) 848-7325 or sgiove@shearman.com, or David Denton at (401) 765-1500.

Very truly yours,

/s/ Stephen T. Giove

cc:	David M. Denton – Executive Vice President and Chief Financial Officer – CVS Health Corporation

Colleen McIntosh – Senior Vice President & Corporate Secretary – CVS Health Corporation